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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BALDOR ELECTRIC COMPANY
(Name of Subject Company (Issuer))

BROCK ACQUISITION CORPORATION
ABB LTD
(Names of Filing Persons (offerors))

COMMON STOCK, $0.10 PAR VALUE
(Title of Class of Securities)

057741100
(CUSIP Number of Class of Securities)

Richard A. Brown
Affolternstrasse 44
CH-8050 Zurich
Switzerland
Telephone: +41 (43) 317-7111
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Daniel E. Wolf, Esq.
Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Tel: (212) 446-4800
Fax: (212) 446-4900

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,092,742,455	$220,512.54
(1)
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 47,166,171 shares of common stock, par value $0.10 per share, and 75,311 shares of common stock subject to restricted stock units, in each case, at $63.50 per share. The transaction value also includes the aggregate offer price for a maximum of 2,811,996 shares of common stock issuable pursuant to outstanding options with an exercise price less than $63.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $63.50 minus the weighted average exercise price of such options. The share numbers are based on representations made by the Company to Purchaser and Parent as of December 3, 2010.

(2)
Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by ABB Ltd, a corporation organized under the laws of Switzerland ("Parent"), and Brock Acquisition Corporation, a Missouri corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, $0.10 par value (the "Shares"), of Baldor Electric Company, a Missouri corporation (the "Company"), at a price of $63.50 per Share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated December 8, 2010 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the "Offer."

        All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.    Summary Term Sheet.

Regulation M-A Item 1001

        The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.    Subject Company Information.

Regulation M-A Item 1002

        (a)    Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

  Baldor Electric Company
  5711 R. S. Boreham, Jr. St.
  Fort Smith, Arkansas 72901
  (479) 646-4711

        (b)   Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of November 26, 2010, there were 47,164,771 Shares issued and outstanding, 75,311 Shares issuable pursuant to outstanding restricted stock units and 2,813,996 Shares issuable pursuant to outstanding stock option grants. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

        (c)   Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

Regulation M-A Item 1003

        (a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and the Purchaser") and Schedule I attached thereto

Item 4.    Terms of the Transaction.

Regulation M-A Item 1004

        (a)   Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

        (a)   Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        (b)   Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

Item 6.    Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

        (a)   Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

        (c)   (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

        THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 14 ("Dividends and Distributions")

        THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

Item 7.    Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

        (a)   Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        (b)   Conditions. The Offer is not subject to a financing condition.

        (d)   Borrowed Funds. Not applicable.

Item 8.    Interest in Securities of the Subject Company.

Regulation M-A Item 1008

        (a)   Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and the Purchaser") and Schedule I attached thereto

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

        (b)   Securities Transactions. None.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

        (a)   Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 3 ("Procedures for Accepting the Offer and Tendering Shares")

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 17 ("Fees and Expenses")

Item 10.    Financial Statements.

Regulation M-A Item 1010

        (a)   Financial Information. Not Applicable.

        (b)   Pro Forma Information. Not Applicable.

Item 11.    Additional Information.

        Regulation M-A Item 1011

        (a)   Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

        SUMMARY TERM SHEET

        THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

        THE TENDER OFFER—Section 11 ("The Merger Agreement")

        THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

        THE TENDER OFFER—Section 13 ("Certain Effects of the Offer")

        THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

        (b)   Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

Regulation M-A Item 1016

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated December 8, 2010.
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Joint Press Release of Baldor Electric Company and ABB Ltd, dated November 30, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).
(a)(1)(G)	Summary Advertisement as published on December 8, 2010.
(a)(5)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated December 8, 2010.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of November 29, 2010, by and among Baldor Electric Company, ABB Ltd and Brock Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).
(d)(2)	Confidentiality Letter, dated as of January 21, 2010, by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).
(d)(3)	Amendment, dated as of September 8, 2010, to the Confidentiality Letter by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROCK ACQUISITION CORPORATION

By:	/s/ DIANE DE SAINT VICTOR
Name:	Diane de Saint Victor
Title:	General Counsel

Date:	December 8, 2010

ABB LTD

By:	/s/ ULRICH SPIESSHOFER
Name:	Ulrich Spiesshofer
Title:	Executive Committee Member Responsible for Discrete Automation and Motion Division

Date:	December 8, 2010

By:	/s/ DIANE DE SAINT VICTOR
Name:	Diane de Saint Victor
Title:	General Counsel

Date:	December 8, 2010

 EXHIBIT INDEX

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated December 8, 2010.
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(F)	Joint Press Release of Baldor Electric Company and ABB Ltd, dated November 30, 2010 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).
(a)(1)(G)	Summary Advertisement as published on December 8, 2010.
(a)(5)	Joint Press Release of ABB Ltd and Baldor Electric Company, dated December 8, 2010.
(b)	None.
(d)(1)	Agreement and Plan of Merger, dated as of November 29, 2010, by and among Baldor Electric Company, ABB Ltd and Brock Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Baldor Electric Company with the Securities and Exchange Commission on November 30, 2010).
(d)(2)	Confidentiality Letter, dated as of January 21, 2010, by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(2) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).
(d)(3)	Amendment, dated as of September 8, 2010, to the Confidentiality Letter by and between Baldor Electric Company and ABB Ltd (incorporated by reference to Exhibit (e)(3) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Baldor Electric Company with the Securities and Exchange Commission on December 8, 2010).

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX